UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act Of 1934


                             Strayer Education, Inc.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    863236105
                                    ---------
                                 (CUSIP Number)

Charles Ayres                                     with copies to:
DB Capital Partners, Inc.                         Oliver C. Brahmst, Esq.
130 Liberty Street                                White & Case LLP
New York, NY  10006                               1155 Avenue of the Americas
212-250-2500                                      New York, NY 10036
                                                  212-819-8200

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 15 , 2001
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                                  ------------

CUSIP No. 863236105                Schedule 13D/A             Page 2 of 20 Pages

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation                 I.R.S. Identification No. 13-4060471
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) \X\
                                                                         (b) \_\
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            \_\
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            6,769,331
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,769,331
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,769,331
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      \_\
-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48%
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, Inc.          I.R.S. Identification No. 13-2725387

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP                                                           (a) \X\
                                                                         (b) \_\
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             \_\

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            6,769,231
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,769,231
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,769,231
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      \_\

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, L.P.          I.R.S. Identification No. 52-2046858

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) \X\
                                                                         (b) \_\
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             \_\

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            6,769,231
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,769,231
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,769,231
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              \_\
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         48%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Investors, L.P.         I.R.S. Identification No. 52-2046859

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) \X\
                                                                         (b) \_\
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     \_\
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            6,769,231
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            6,769,231
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,769,231
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              \_\
         CERTAIN SHARES

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         48%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

                                 SCHEDULE 13D/A

                             Strayer Education, Inc.

Item 1.  Security and Issuer

          The response to this item set forth in the Schedule 13D filed on March 26, 2001 is incorporated herein by reference as if set forth in this amendment in its entirety.

Item 2.  Identity and Background

          The response to this item set forth in the Schedule 13D filed on March 26, 2001 is incorporated herein by reference as if set forth in this amendment in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by adding the following below the penultimate paragraph thereof:

               "On or prior to May 15, 2001 (the "Closing Date"), the conditions to the Closing under the terms of the Preferred Stock Purchase Agreement were satisfied and pursuant thereto:

               (i) the Irrevocable Proxy, pursuant to the terms thereof, terminated and ceased to have any further force or effect;

               (ii) the rights granted to the Purchasers under the Support and Option Agreement to require the Bailey Stockholder to tender, upon the request of the Purchasers, 7,175,000 shares of Common Stock, pursuant to the terms thereof, terminated;

               (iii) the Option became exercisable; and

               (iv) the Company issued and delivered certificates to DBCI and New Mountain representing 1,346,154 and 4,423,077 shares of the Preferred Stock, respectively, which shares of Preferred Stock are initially convertible into 1,346,154 and 4,423,077 shares of Common Stock, respectively."


          Item 3 is hereby further amended by deleting the last paragraph thereof in its entirety and by replacing it with the following:

          "The source of funds used by DBCI to purchase the Preferred Stock and the Option was working capital of DBCI."

Item 4.  Purpose of the Transaction

          Item 4 is hereby amended by deleting the penultimate sentence of the fourth paragraph thereof, in its entirety.

          Item  4  is  hereby  amended  by  adding  the  following   before  the
penultimate paragraph thereof:

          "On April 30, 2001, the Bailey Stockholders pursuant to the Support and Option Agreement, tendered 7,175,000 shares (the "Tendered Shares") of
Common Stock owned by them into the Offer, all of which Tendered Shares were accepted by the Company.

          On the Closing Date, pursuant to the terms of the Preferred Stock Purchase Agreement:

               (i) the Company completed the Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 and in the related Letter of Transmittal, dated as of April 17, 2001, which were filed by the Company as Exhibits (a)(1)(A) and
          (a)(1)(B), respectively, to Schedule TO filed by the Company with the SEC on April 17, 2001 and are incorporated herein by reference (SEC file number 005-48233);

               (ii) the Purchasers and the Company executed a Registration Rights Agreement (the "Registration Rights Agreement"), dated as the Closing Date, the form of which is attached as Exhibit 10.02 to the Current Report on Form 8-K filed by the Company with the SEC on December 8, 2000 (SEC file number 000-21039) and is incorporated herein by reference. The Registration Rights Agreement grants to the Purchasers and their respective affiliates (the "Covered Holders") the right on not more than two occasions to require the Company to register for offer and sale under the Securities Act of 1933 all or a portion of the Preferred Stock and/or Common Stock received upon conversion thereof or purchased upon exercise of the Option (collectively, the "Registrable Securities"). Additionally, a majority of the Covered Holders may request on two occasions in any calendar year that the Company effect a shelf registration covering all or a portion of the Registrable Securities then outstanding, if the Company is so eligible to file a shelf registration statement. The Covered Holders also have the right, subject to certain limitations, to request that the Company include their respective Registrable Securities in a registration undertaken by the Company for its own behalf or on behalf of any of its other stockholders. All requests for registration are subject to customary terms and conditions. The Company has agreed to pay all registration expenses incurred by it in connection with the exercise of registration rights by the Covered Holders;

               (iii) pursuant to the terms of the Support and Option Agreement, the Option became exercisable;

               (iv) the Company filed a charter amendment and the Articles Supplementary with the State Department of Assessments and Taxation of Maryland on the Closing Date; and

               (v) the Company issued and delivered certificates to DBCI and New Mountain representing 1,346,154 and 4,423,077 shares of the Preferred Stock, respectively, which shares of the Preferred Stock are initially convertible into 1,346,154 and 4,423,077 shares of Common Stock, respectively.

          Under the Articles Supplementary the holders of the Preferred Stock have the right to elect (w) at least one half of the members of the Board of Directors for so long as at least 90% of the votes that can be cast by the holders of the Preferred Stock on the Closing Date remain outstanding, (x) at least 40% of the members of the Board of Directors for so long as at least 50% of the votes that can be cast by the Preferred Stock on the Closing Date remain outstanding, (y) at least 25% of the members of the Board of Directors for so long as at least 25% of the votes that can be cast by the holders of the Preferred Stock on the Closing Date remain outstanding, or (z) at least one member of the Board of Directors for so long as at least 10% of the votes that can be cast by the holders of the Preferred Stock on the Closing Date remain outstanding. As discussed above, the Purchasers have, pursuant to the Shareholders Agreement, agreed as to how such rights to elect members of the Board of Directors will be allocated between themselves. Additionally, as long as clause (w) or (x) above is satisfied, the Company shall not, and shall not permit any of its subsidiaries to, without the consent of a majority of the directors elected by the holders of the Preferred Stock, effect or validate any of the following:

               (i) any authorization or issuance, reclassification, repurchase, redemption or other acquisition of any of its equity securities or any rights, warrants, options or other securities exercisable for, convertible into or otherwise carrying the right to acquire any equity securities, or any derivative or similar securities with respect to any of the foregoing;

               (ii) any issuance or incurrence of (or agreement to issue or incur, including by way of an acquisition of any entity, or any merger, business combination or similar transaction or as a result of any amendment to any indenture, credit agreement or other similar instrument) indebtedness (other than trade payables) if, after giving effect thereto, the Company's indebtedness (other than trade payables) would be greater than $25 million, on a consolidated basis;

               (iii) the liquidation, dissolution, winding up or reorganization of the Company;

               (iv) any transaction or series of related transactions involving a change of control of the Company or the sale of all or substantially all of the equity or assets of the Company, or any acquisition, disposition or other business combination transaction (or series of transactions) involving consideration in an amount greater than $20 million in the aggregate;

               (v) any amendment to the Company's charter or bylaws; or

               (vi) the removal or replacement of, or the establishment of the level or form of compensation payable to, the Company's Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

          Under the Articles Supplementary, each share of the Preferred Stock shall entitle its holder at any time to vote on all matters entitled to be voted on by the holders of Common Stock (or any other voting security) voting together as a single class therewith (with each share of Preferred Stock being entitled to the number of votes equal to the number of shares of Common Stock into which such Preferred Stock is convertible into at such time). In addition, as long as any shares of the Preferred Stock are outstanding, the affirmative vote of the holders of at least a majority of the Preferred Stock then outstanding voting as a single class shall be necessary for effecting, entering into, engaging in or approving:

               (i) any reclassification of the Preferred Stock or any change in the Company's charter or bylaws which would adversely affect the dividend or liquidation preferences, voting powers or other rights of the holders of the Preferred Stock;

               (ii) the  authorization  or creation  of, or the  increase in the authorized amount of, or issuance of any shares of any class or series of (or reclassification of any securities into) securities of the Company ranking senior or on par with the Preferred Stock with respect to distributions or rights on liquidation, or any security convertible into or exercisable for or otherwise representing the right to acquire any such securities or any derivative or similar securities representing any of the foregoing;

               (iii) any issuance of shares of Common Stock at a price equal to or less than $26 per share, adjusted to reflect any changes in capitalization of the Company after the Closing Date or of securities convertible into or exchangeable for, or otherwise representing the right to acquire Common Stock for a consideration per share equal to or less than $26 per share, as adjusted, based on the initial consideration paid; and

               (iv) the declaration, payment or making of any dividend or other distribution in respect of any shares of the stock of the Company other than dividends on the Preferred Stock and the regular quarterly dividends in cash (adjusted to reflect changes in the Common Stock after the Closing Date), provided that Board of Directors may without a vote of the holders of the Preferred Stock nominally increase such regular quarterly dividend.

          The holders of the Preferred Stock, pursuant to the Articles Supplementary, are entitled to receive dividends prior to any amounts being paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor with such dividends on the Preferred Stock being payable as follows:


         (i) from the Closing Date until the fifth anniversary of that date, dividends accrue at an annual rate of 7.0% of the sum of the liquidation amount, which liquidation amount on the Closing Date was $26.00 per share, plus any accumulated and unpaid dividends, with 3.5% of that amount payable in cash quarterly and the balance shall accumulate and compound quarterly until the Preferred Stock either converts, is redeemed, or a liquidation event occurs; and

         (ii) thereon until the date of payment beginning with the fifth anniversary of the Closing Date, dividends accrue at an annual rate of 3% of the sum of the liquidation amount plus any accumulated and unpaid dividends thereon until the date of payment, all of which are payable in cash when the dividend is declared.

          In addition, when and if the board of directors declares regular quarterly dividends on the common stock up to $0.065 per share, holders of the Preferred Stock are not entitled to participate in the Common Stock dividend. However, the Preferred Stock will participate on an as-converted basis in any dividends on Common Stock in excess of the regular quarterly dividends.

          Under the Articles Supplementary the holders of the Preferred Stock have certain preemptive rights as set forth under the charter of the Company with respect to certain issuances of Common Stock issued after the Closing Date.

          On May 16, 2001, the escrow agent released to the Company the Escrow Fund, of which the Company used approximately $30 million of its cash together with the $150 million representing the aggregate purchase price of Preferred Stock, deposited therein to pay the Bailey Stockholders for the Tendered Shares. Pursuant to the terms of the Preferred Stock Purchase Agreement, the Tendered Shares were then canceled (remaining authorized, but unissued). Consequently, the outstanding number of shares of Common Stock was reduced from 15,514,882 shares (the number of shares outstanding on May 15, 2001 prior to the consummation of the Offer) to 8,339,882 shares. As of the Closing Date, there are authorized and outstanding 5,769,231 shares of Preferred Stock.

          The  Reporting  Persons  do not  intend  to  amend or  supplement  the
Schedule 13D as amended to reflect the additional shares of Common Stock, which may be issued upon conversion of the Preferred Stock, due solely to the accrual and addition of dividends to the liquidation preference."

Item 5.  Interest in Securities of the Issuer

          The prior responses to this item set forth in the Schedule 13D filed on March 26, 2001 are deleted in their entirety and replaced by the following:

          "(a) DBCI's beneficial ownership of 6,769,231 shares of Common Stock, as a result of its acquisition of the Preferred Stock and the Option and as a result of group status with New Mountain, constitutes beneficial ownership of approximately 48% of the total number of shares of outstanding Common Stock (assuming the number of shares outstanding on May 16, 2001). Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DBCI. In addition, Taunus may be deemed to be the beneficial owner of 100 shares of Common Stock owned by Deutsche Banc Alex. Brown Inc. ("DBAB"), a wholly-owned subsidiary of Taunus, which, when aggregated with the 6,769,231 shares of Common Stock which Taunus may be deemed to beneficially own as a result of the beneficial ownership by DBCI, constitutes beneficial ownership by Taunus of approximately 48% (assuming the number of shares outstanding on May 16, 2001) of the total number of the shares of outstanding Common Stock.

          The Reporting Persons and New Mountain may be deemed to comprise a group as a result of certain provisions contained in the Shareholders Agreement pertaining to the voting of directors and the disposition of shares of the Preferred Stock or Common Stock issued upon conversion of the Preferred Stock.

          The Reporting Persons hereby disclaim beneficial ownership of the Common Stock issuable upon the conversion of the Preferred Stock and purchasable pursuant to Option to the extent owned by New Mountain.

          (b) DBAB has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 100 shares of Common Stock. Each of DBCI, DBCP L.P., DBCP Inc., and Taunus has the shared power to vote or direct the vote with New Mountain of 6,769,231 shares of Common Stock and each of DBCI, DBCP L.P., DBCP Inc., and Taunus has the shared power to dispose or to direct the disposition of 1,579,154 shares of Common Stock. Taunus has the shared power with DBAB to vote or direct the vote of 100 shares of Common Stock and has the shared power with DBAB to dispose or to direct the disposition of 100 shares of Common Stock.

          (c) Within the past 60 days, DBAB, in the ordinary course of business and for its own account (through a program trading account), made the following transactions with regard to the Company's Common Stock:

          (i) On April 30, 2001, purchased 100 shares of Common Stock at a price $ 41.70 per share of Common Stock.

          (ii) On April 3, 2001, sold 100 shares of Common Stock at a price of $
41.87 per share of Common Stock.

          (ii) On May 8, 2001, purchased 100 shares of Common Stock at a price of $40.56 per share of Common Stock.

          Except as described above, during the past sixty days, none of DBCI, DBCP L.P., DBCP Inc. nor Taunus, nor, to the best knowledge of DBCI, DBCP L.P., DBCP Inc., and Taunus, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock.

          (d) Not applicable.

          (e) Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended by adding the following below the final paragraph thereof:

          "Registration Rights Agreement. The Covered Holders have certain registration rights pursuant to the Registration Rights Agreement, including the right to require on two occasions that the Company register for offer or sale, under the Securities Act of 1933, their respective Registrable Securities. Additionally, a majority of the Covered Holders may request on two occasions in any calendar year that the Company effect a shelf registration of the Registrable Securities then outstanding, if the Company is so eligible for a shelf registration statement. The Covered Holders also have the right, subject to certain limitations, to request that the Company, include their respective Registrable Securities in a registration undertaken by the Company on its behalf or on behalf of any of its other stockholders. The Company has agreed to pay all registration expenses incurred in connection with the exercise of registration rights by the Covered Holders. All requests for registration are subject to customary terms and conditions."

Item 7.  Material to be Filed as Exhibits

          The prior responses to this item set forth in the Schedule 13D filed on March 26, 2001 are deleted in their entirety and replaced by the following:

          "The following exhibits are filed with this statement:

          1. Shareholder's Agreement, dated March 16, 2001 by and between New Mountain Partners L.P. and DB Capital Investors L.P.

          The following items are incorporated herein by reference:

          1. Irrevocable Proxy from Ron K. Bailey and Beverly W. Bailey to New Mountain Partners, L.P. and DB Capital Investors, L.P., dated March 16, 2001 (incorporated by reference to Exhibit 10.1 to the Current Report on Forms 8-K filed by Strayer Education, Inc. on March 16, 2001 (File No. 000-21039)).

          2. Support and Option Agreement, dated as of November 28, 2001, by and among, Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to
Exhibit 10.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

          3. Preferred Stock Purchase Agreement, dated as of November 28, 2001, by and among, Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

          4.  Form of  Articles  Supplementary  (incorporated  by  reference  to
Exhibit 3.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

          5. The Offer to Purchase, dated as of April 17, 2001 from the Company (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by the Company with SEC on April 17, 2001 (SEC file number 005-48233)).

          6. The Letter of Transmittal, dated as of April 17, 2001 from the Company (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by the Company with SEC on April 17, 2001 (SEC file number 005-48233)).

          7. Form of Registration Rights Agreement, dated as of May 15, 2001 by and among DB Capital Investors L.P., New Mountain Partners L.P. and Strayer Education, Inc. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039))."

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 21, 2001



                                                TAUNUS CORPORATION



                                             By: /s/ James T. Byrne, Jr.
                                                 ------------------------
                                                 Name:   James T. Byrne, Jr.
                                                 Title:  Secretary

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001




                                                DB CAPITAL PARTNERS, INC.



                                              By: /s/ Charles Ayres
                                                 -------------------------------
                                                 Name:   Charles Ayres
                                                 Title:  Managing Director

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001


                                               DB CAPITAL PARTNERS, L.P.

                                               By:    DB CAPITAL PARTNERS, INC.,
                                                       its General Partner



                                               By: /s/ Charles Ayres
                                                  -----------------------------
                                                  Name:    Charles Ayres
                                                  Title:   Managing Director

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001


                                               DB CAPITAL INVESTORS, L.P.

                                               By:    DB CAPITAL PARTNERS, L.P.
                                                        its General Partner

                                               By:    DB CAPITAL PARTNERS, INC.,
                                                        its General Partner



                                               By: /s/ Charles Ayres
                                                  ------------------------------
                                                  Name:  Charles Ayres
                                                  Title:    Managing Director

          The following table sets forth a list of each general partner of DBCI and DBCP L.P. and executive officers and directors of Taunus and DBCP, Inc., which contains the following information with respect to each such person: (i) name; (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                                       A.
                            General Partners of DBCI


                                                              Present principal occupation or employment
Name/Position                   State of Organization         and name and business address of employer
-------------                   ----------------------        -----------------------------------------
DB Capital Partners, L.P./      Delaware                      130 Liberty Street, 25th Floor
General Partner                                               New York, New York  10006



                                       B.
                          General Partners of DBCP L.P.



                                                              Present principal occupation or employment
Name/Position                   State of Organization         and name and business address of employer
-------------                   ----------------------        -----------------------------------------
DB Capital Partners, Inc./      Delaware                      130 Liberty Street, 25th Floor
General Partner                                               New York, New York  10006



                                       C.
                  Executive Officers and Directors of DBCP Inc.




                                                             Present principal occupation or employment
Name/Position                   Citizenship                  and name and business address of employer
-------------                  -----------------------       -----------------------------------------
Charles Ayres/                  United States                Managing Director of
Managing Director                                              DB Capital Partners, Inc.
                                                             130 Liberty Street, 25th Floor
                                                             New York, New York  10006

James Edward Virtue/            United States                Managing Director and President of DB Capital
Managing Director                                              Partners, Inc.
                                                             130 Liberty Street, 25th Floor
                                                             New York, New York  10006


                                       D.
                   Executive Officers and Directors of Taunus



                                                                           Present principal occupation or employment
Name/Position                                  Citizenship                 and name and business address of employer
-------------                               ------------------             -----------------------------------------
John A. Ross/                                 United States                Corporate Chief Operating Officer, Deutsche Bank AG
Director, President and Chief                                              New York Branch
Executive Officer                                                          31 West 52nd Street
                                                                           New York, NY 10019

Douglas R. Barnard/ Director and              United States                Managing Director, Controller of the Americas of
Chief Financial Officer                                                    Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, New York 10019

James T. Byrne, Jr./                          United States                Managing Director, Secretary
Managing Director and Secretary                                            Bankers Trust Company
                                                                           130 Liberty Street
                                                                           New York, NY 10006

Thomas A. Curtis/                             United States                Managing Director, Head of Corporate and Regulatory
Director                                                                   Affairs of the Americas, Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, NY 10019

Richard W. Ferguson/                          United States                Managing Director, Treasurer of the Americas of
Director and Treasurer                                                     Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, NY 10019

Troland S. Link/                              United States                Managing Director and General Counsel of Deutsche
Managing Director                                                          Bank AG
                                                                           New York Branch
                                                                           130 Avenue of the Americas
                                                                           New York, NY 10019


                                  EXHIBIT INDEX

Exhibit No.                Description

1. The Offer to Purchase, dated as of April 17, 2001 from the Company (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by the Company with SEC on April 17, 2001 and are incorporated herein by reference (SEC file number 005-48233).

2. The Letter of Transmittal, dated as of April 17, 2001 from the Company (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by the Company with SEC on April 17, 2001 and are incorporated herein by reference (SEC file number 005-48233)"


3. The Registration Rights Agreement, dated as of May 15, 2001 by and among DB Capital Investors L.P., New Mountain Partners L.P. and Strayer Education, Inc.